6-K 1 form6k204.htm

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the period ended September 20, 2004

Vannessa Ventures Ltd.

Suite 220, 1010 1st Street SW

Calgary, Alberta, Canada T2R 1K4

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F    X

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No   X

FORM 6-K EXHIBIT INDEX
EXHIBIT
1.	Press Release August 27, 2004 – English
2.	Press Release September 2004 - English
3.	Interim Financial Statements, June 30, 2004 - English

NEWS RELEASE

August 27, 2004

          SYMBOL: VVV

Consolidated Interim Financial Statements, June 30, 2004

Calgary, August 27, 2004 – Vannessa Ventures Ltd. released today its Consolidated Interim Unaudited Financial Statements for the first quarter of the fiscal year ending March 31, 2005.

For the first quarter ended June 30, 2004, Vannessa reported a loss of $1,204,117 or $0.02 per share as compared to a loss of $983,670 or $0.02 per share for the first quarter of the prior fiscal year.  The Company has cash and short term investments of $3,271,000 as compared to $4,577,000 at the end of the fiscal year ending March 31, 2004.

Vannessa has been very active in Costa Rica since October of 2003 when the Minister of the Environment ruled that the Ministry of the Environment (SETENA) must let Vannessa continue with the application process for the development of the Crucitas gold project.  Since that time there has been considerable work completed on the project by various environmental consultants as part of the process to complete the SETENA review of the Environmental Impact Study (EIS) and the Company has continued a vigorous public information program focusing on the communities near the project site. The Company has been preparing for the Public Hearing chaired by SETENA which was held on July 31, 2004 to allow public input into the EIS review process.  Vannessa remains confident that the process will result in the Company receiving the required permits to enable development of the property.

In Guyana preparations for the 2,600 metre diamond drilling program at Marudi Mountain continued during the quarter.  During the quarter work continued on the camp and fuel and other materials were pre-positioned in order to expedite the drilling program which is scheduled for September after the end of the rainy season in Guyana.  The program will seek to further define known gold resources on the property and also to explore promising targets adjacent to the main resource area.  At Maple Creek, continued bulk sampling has not identified areas which would be economic to mine on a large scale mining basis.  Exploration on new target areas continues.

In Venezuela there was no significant progress toward resolving the legal actions taken by Vannessa subsidiary MINCA in defense of its rights to develop the Las Cristinas property.  As a result, in July 2004, the Company commenced the process of international arbitration through the International Centre for Settlement for Investment Disputes (ICSID) in Washington D.C.

Some of the statements contained in this release are forward-looking statements, such as statements that describe the Company’s future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur.  Since forward-looking statements address future events they involve inherent risks and uncertainties.  Actual results could differ materially from those currently anticipated in such statements.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

N E W S   R E L E A S E

September 8, 2004

Trading Symbol:  TSXV:VVV

GRANT OF INCENTIVE STOCK OPTIONS

Calgary, AB.– Vannessa Ventures Ltd. (the “Company”) announces that it has granted incentive stock options to directors, officers, consultants and employees of the Company exercisable for up to 1,630,000 common shares.  The stock options will be exercisable at a price of $0.45 per share on or before September 2, 2009.

The granting of the options is subject to regulatory acceptance.

VANNESSA VENTURES LTD.

John Morgan

President

"The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release."

British Columbia Securities Commission		QUARTERLY AND YEAR END REPORT BC FORM 51-901F (previously Form 61)

Freedom of Information and Protection of Privacy Act:  The personal information requested on this form is collected under the authority of and used for the purpose of administering the Securities Act.  Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2.  Toll Free in British Columbia 1-800-373-6393

ISSUER DETAILS NAME OF ISSUER			FOR QUARTER ENDED			DATE OF REPORT Y M D
VANNESSA VENTURES LTD.			04	06	30	04	08	26
ISSUER ADDRESS
#220 – 1010 - 1ST STREET, SW
CITY/	PROVINCE	POSTAL CODE	ISSUER FAX NO.			ISSUER TELEPHONE NO.
CALGARY	AB	T2R 1K4	403.444.5190			403.444.5191
CONTACT PERSON		CONTACT'S POSITION				CONTACT TELEPHONE NO.
JOHN MORGAN		PRESIDENT				403.444.5191
CONTACT EMAIL ADDRESS		WEB SITE ADDRESS
info@vannessa.com		www.vannessaventures.com

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors.  A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE		PRINT FULL NAME				DATE SIGNED Y M D
“JOHN MORGAN”		JOHN MORGAN				04	08	26
DIRECTOR'S SIGNATURE		PRINT FULL NAME				DATE SIGNED Y M D
“GEORGE D. CHAPEL”		GEORGE D. CHAPEL				04	08	26

FIN51-901F Rev.2000/12/19

VANNESSA VENTURES LTD.

Consolidated Interim Financial Statements

June 30, 2004 and March 31, 2004

Unaudited – Prepared by Management

(In Canadian Dollars)

VANNESSA VENTURES LTD. Consolidated Interim Balance Sheets June 30, 2004 and March 31, 2004 Unaudited – Prepared by Management (In Canadian Dollars)
	June 30 2004	March 31 2004
A S S E T S
Current
Cash	$ 511,363	$ 232,479
Short term investments	2,760,000	4,344,575
Amounts receivable	128,179	70,808
Prepaid expenses	30,436	43,908
	3,429,978	4,691,770

Capital Assets (Note 3)	561,158	580,536

Mineral Interests (Note 4)	5,883,444	5,821,061
	$ 9,874,580	$ 11,093,367
L I A B I L I T I E S
Current liabilities
Accounts payable and accrued liabilities (Note 6)	$ 930,656	$ 992,926

S H A R E H O L D E R S’ E Q U I T Y
Share Capital (Note 5)	41,100,845	41,053,245
Contributed Surplus (Note 7)	1,394,060	1,394,060
Deficit	(33,550,981)	(32,346,864)
	8,943,924	10,100,441
	$ 9,874,580	$ 11,093,367

Commitments (Note 11)

Contingency (Note 13)

Subsequent Events (Note 8)

On behalf of the Board:

“John Morgan”

.................................................................  Director

“George Chapel”

.................................................................  Director

See notes to consolidated financial statements.

VANNESSA VENTURES LTD. Consolidated Interim Statements of Operations and Deficit Three Months Ended June 30, 2004 and 2003 Unaudited – Prepared by Management (In Canadian Dollars)
	June 30 2004	June 30 2003
Expenses
Amortization	$ 6,308	$ 4,387
Automotive	112	1,884
Bank charges and interest	4,007	2,680
Consulting	141,512	53,067
Investor relations	16,425	8,568
Management fees		28,260
Office and miscellaneous	5,501	27,963
Office wages and services	81,573	31,975
Professional fees	63,022	17,218
Rent	25,516	19,313
Telephone	8,412	7,476
Transfer agent and listing fees	1,799	9,527
Travel and accommodation	27,311	3,596

	(381,498)	(215,914)
Other Items
Impairment of mineral interests (Note 4)	(858,328)	(768,071)
Interest income	35,709	315
	(822,619)	(767,756)
Net loss for the period	(1,204,117)	(983,670)
Deficit, beginning of period	(32,346,864)	(26,765,826)
Deficit, end of period	$ (33,550,981)	$ (27,749,496)

Net loss per share – basic and diluted	$ (0.02)	$ (0.02)
Weighted average number of common shares outstanding– basic and diluted	75,218,257	56,674,979

VANNESSA VENTURES LTD. Consolidated Interim Statements of Cash Flows Three Months Ended June 30, 2004 and 2003 Unaudited – Prepared by Management (In Canadian Dollars)
June 30 2004		June 30 2003
Operating activities
Net loss for the year	$ (1,204,117)	$ (983,670)
Items not involving cash:
Amortization	6,308	4,387
(Gain) loss on disposal of capital assets
Stock based compensation
Impairment of mineral interests	858,328	768,071

	(339,481)	(211,212)
Changes in non-cash working capital items
Amounts receivable	(57,373)	(68,107)
Prepaid expenses	13,472	20,245
Accounts payable	(59,350)	(223,853)

Cash used in operating activities	(442,732)	(482,927)
Investing activities
Purchase of short term investments	1,584,575
Purchase of capital assets	(32,458)
Proceeds on disposal of capital assets
Mineral interests (Note 8)	(878,101)	(775,843)

Cash provided by (used) in investing activities	674,016	(775,843)
Financing activities
Shares issued for cash	47,600	1,337,000
Share purchase warrants	-	150,500
Cash provided by financing activities	47,600	1,487,500
Change in cash	278,884	228,730
Cash, beginning of period	232,479	571,637
Cash, end of period	$ 511,363	$ 800,367

VANNESSA VENTURES LTD. Notes to the Consolidated Interim Financial Statements For the Three Months Ended June 30, 2004 Unaudited – Prepared by Management (In Canadian Dollars)

1.

OPERATIONS

The Company is a development stage enterprise, as defined by CICA accounting guideline AcG 11, and is engaged in the acquisition and exploration of mineral interests.

Funding for operations is raised primarily through public and private share offerings.  Future operations are dependent on the Company's ability to raise sufficient funding through share offerings, debt, or profitable operations to support current and future expenditures.

2.

SIGNIFICANT ACCOUNTING POLICIES

(a)

Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned and controlled subsidiaries.

All inter-company transactions and balances have been eliminated upon consolidation.

(b)

Amortization

Capital assets are recorded at cost.  Amortization of assets in use is provided at the following annual rates:

Computer equipment

  30%

Declining balance

Computer software

100%

Straight line

Exploration and processing equipment

  20%

Declining balance

Office furniture and equipment

  20%

Declining balance

Vehicles

  30%

Declining balance

Capital assets are amortized at one-half the rates in the year of acquisition.

Capital assets used in exploration activities, where substantially all the economic life or value of the asset is expected to be derived from a specific project, are accounted for as dedicated capital assets and included as a separate category within the costs allocated to the related exploration stage mineral interests.  Amortization for these assets is provided over the estimated life based on utilization and is charged to exploration costs of the related project.

Capital assets in use but not specifically dedicated to exploration stage mineral projects are included in capital assets in the balance sheet and amortized as provided above.(Note 3)

Capital assets not in use and not specifically dedicated to exploration stage mineral projects are included in capital assets in the balance sheet (Note 3).

The carrying value of all categories of capital assets are reviewed for impairment at least annually or whenever events or circumstances indicate the recoverable value may be less than the carrying amount.  An impairment charge would be recognized when estimates of undiscounted future cash flows expected to result from the use of an asset and its eventual disposition are less than the carrying amount.  An impairment charge would represent the excess of the carrying amount over the fair value of an asset. Impairment charges are recorded in the reporting period in which determination of impairment is made by management.

VANNESSA VENTURES LTD. Notes to the Consolidated Interim Financial Statements For the Three Months Ended June 30, 2004 Unaudited – Prepared by Management (In Canadian Dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(c)

Foreign Exchange

The accounts of subsidiaries are translated into Canadian dollars using the temporal method. Under this method, monetary assets and liabilities are translated at the year end exchange rates.  Non-monetary assets and liabilities are translated using historical rates of exchange.  Revenues and expenses are translated at average rates for the period and exchange gains and losses on translation are included in income.

Transactions denominated in foreign currencies are translated into Canadian dollars at the exchange rate prevailing at transaction dates.

(d)

Mineral Interests

The Company is in the process of exploring mineral interests in several countries through wholly-owned and controlled subsidiaries.  None of the Company's mineral interests have reached commercial production.  Title to mineral interests include options, leases, concessions, participating interests and direct title as detailed in Note 4.

Costs incurred for acquisition, including option payments under acquisition agreements, are capitalized until such time as the related interest is placed into production, sold, abandoned or where management has determined an impairment in value.

All mineral interests which are being maintained, with the exceptions of the Maple Creek, Potaro and Marudi concessions in Guyana (Note 4), are currently under extended legal, political, environmental or permitting restrictions.  Accordingly, for the current and future years, management has determined until such time as current impediments to future development are resolved, all exploration and other costs incurred to maintain such interests will be considered impaired and charged as impairment charges in the period incurred.

For mineral interests not affected by restrictions referred to above, where specific exploration programs are planned and budgeted by management, mineral exploration costs are capitalized until the properties to which they relate are advanced to the development stage, placed into commercial production, sold, abandoned or determined by management to be impaired in value.

Management evaluates each mineral interest on a reporting period basis and makes a determination based on the above criteria and availability of funding as to whether the carrying amounts are impaired. Mineral interests, where future cash flows are not reasonably determinable, are evaluated for impairment based on management’s intentions and determination of the extent to which future exploration programs are warranted and likely to be funded.

VANNESSA VENTURES LTD. Notes to the Consolidated Interim Financial Statements For the Three Months Ended June 30, 2004 Unaudited – Prepared by Management (In Canadian Dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(d)

Mineral Interests (Continued)

Cost recoveries during exploration

Joint venture participation and accounting

From time to time the Company enters into agreements that provide for specified percentage interests in mineral property rights to be allocated to joint venture participants in exchange for funding or joint funding of exploration programs.

Where agreements specify the Company as the operator, and controlling interest of the exploration program of the venture, such arrangements are considered to be participation funding and not considered to be joint ventures.

Joint venture accounting is applied by the Company only when commercial feasibility is established and the parties enter into formal comprehensive agreements for ownership and mining participation terms.  Accordingly, the Company records funding contributions prior to such agreements as reductions of carrying costs and no gain or loss on disposition of a partial interest is recorded.

Partial dispositions

Proceeds from partial dispositions of mineral interests during the exploration stage are credited as a reduction of carrying costs.  No gain or loss is realized until all carrying costs of the specific interest have been recovered.

Bulk sampling recoveries

The Company records the selling or market value from the sale or retention of bulk sampling recoveries as reductions of carrying costs until commercial production is established.

Bulk sampling inventories incidental to the overall program and that are held for verification and assessment purposes are capitalized as exploration mineral interests and are not classified as current inventory.

Capital assets dedicated to specific mineral interests are capitalized to the interests to which they relate.

Carrying values of mineral interests as reported in the balance sheet may not necessarily reflect actual present or future value.  Recovery of carrying values is dependent upon future commercial success or proceeds from disposition of the mineral interests.

Upon the establishment of commercial production, carrying values of deferred acquisition and exploration costs will be amortized over the estimated life of the mine on the units of production method.

(e)

Administrative Costs

Administrative costs not directly associated with mineral properties are recognized as period costs and are expensed in the period incurred.

VANNESSA VENTURES LTD. Notes to the Consolidated Interim Financial Statements For the Three Months Ended June 30, 2004 Unaudited – Prepared by Management (In Canadian Dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(f)

Loss per share

The treasury stock method is used to determine the dilutive effect of stock options and other dilutive instruments.  The treasury stock method assumes proceeds received from in-the-money stock options are used to repurchase common shares at the prevailing market rate.

Basic loss per share figures have been calculated using the weighted average number of shares outstanding during the reporting periods.  Diluted loss per share figures are equal to those of basic loss per share for each year since the effects of warrants and stock options have been excluded as they are anti-dilutive.

(g)

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Significant areas requiring the use of management estimates relate to the determination of impairment of assets, useful lives for depreciation and amortization and allocation of cost to specific mineral interests. Financial results as determined by actual events could differ from those estimates.

The carrying value of mineral property interests is based on costs incurred and management’s estimate of net recoverable value.  Estimates may not necessarily reflect actual recoverable value as this will be dependant on the development program, the nature of the mineral deposit, commodity prices, adequate funding and the ability of the Company to achieve commercial production.

(h)

Risk Management

Currency Risk

The Company does not use derivative instruments to reduce its exposure to foreign currency risk.  However, the Company does not maintain significant cash or other monetary assets or liabilities in currencies of the foreign countries in which it operates.

Liquidity

The majority of the Company’s non-monetary assets are related to mineral interests and dedicated capital assets held in developing countries (Note 10).  The Company is accordingly at liquidity risk for developing legal and political regimes in these countries.  Liquidity of these assets may be further impacted by world commodity prices, capital markets, and availability of skilled labour.

The Company maintains the majority of its cash and short-term investments in Canadian and U.S. dollar denominated securities with well capitalized financial institutions.

Environmental risk

The Company operates in the mineral interest field which is subject to environmental laws and regulations specific to countries in which exploration, development or mining is conducted.  It is management’s policy to review environmental compliance and exposure on an ongoing basis.  The Company follows industry standard and specific project environmental requirements.

VANNESSA VENTURES LTD. Notes to the Consolidated Interim Financial Statements For the Three Months Ended June 30, 2004 Unaudited – Prepared by Management (In Canadian Dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(h)

Risk Management (Continued)

Interest rate risk

The Company has historically invested surplus cash resources in interest bearing short term money market investments and is subject to interest rate risk on renewal of such investments.

Other risks

Other financial instruments include accounts receivable and accounts payable. There are no significant differences between the carrying amounts of these instruments and their estimated fair value.

(i)

Future Income Taxes

The liability method of tax allocations is used in accounting for income taxes.  Under this method an enterprise would recognize a future income tax liability whenever recovery or settlement of the carrying amount of an asset or liability would result in future income tax outflows.  Similarly, an enterprise would recognize a future income tax asset whenever recovery or settlement of the carrying amount of an asset or liability would generate future income tax reductions.  In the case of unused tax losses, foreign resource expenditure pools, income tax reductions, and certain items that have a tax basis but cannot be identified with an asset or liability on the balance sheet, the recognition of future income tax benefits is determined by reference to the likely realization of a future income tax reduction.

Net future tax assets are subject to valuation allowances when it is more likely than not they will be realized in the future.

(j)

Stock-based compensation and other stock-based transactions

The Company grants stock options to executive officers, directors, employees and consultants.  The Company records all awards made using a fair value method.  All awards to non-employees are expensed or allocated to specific assets accounts as applicable in the period of grant, vesting or pricing revision.

The Company is allocating the fair value of all stock based compensation as a direct charge to income in its financial statements for administrative personnel and to exploration costs for field personnel.

The fair value of options and other stock based awards to employees or consultants, issued or altered in the period, are determined using the Black-Scholes option pricing model.

(k)

Allowance for doubtful accounts

The Company has established an allowance for doubtful accounts of $83,888  related to receivables of a Venezuelan subsidiary (Minca, see Note 4). The allowance was established on a specific account basis and is still in place.

(l)

Financial instruments

Financial instruments include cash and short term investments, accounts receivable, and accounts payable.  Carrying value of all instruments approximates fair value due to their short term nature.

VANNESSA VENTURES LTD. Notes to the Consolidated Interim Financial Statements For the Three Months Ended June 30, 2004 Unaudited – Prepared by Management (In Canadian Dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(m)

Cash equivalents

The Company considers all highly liquid financial instruments purchased with an original maturity of three months or less to be cash equivalents.  Cash equivalents are recorded at the lower of cost plus accrued interest and market.

(n)

Short-term investments

The Company considers all highly liquid financial instruments with an original maturity greater than three months and less than one year to be short-term investments.  Short-term investments are recorded at the lower of cost plus accrued interest and market.

3.

CAPITAL ASSETS

	June 30, 2004			March 31,2004
	Cost	Accumulated Amortization	Net	Net
Assets in use:
Computer equipment	$ 79,118	$ 42,494	$ 33,624	$ 38,474
Computer software	32,141	32,141	-	-
Office furniture and equipment	220,470	139,360	81,110	83,095
Exploration and processing equipment	855,635	660,413	195,222	201,103
Vehicles	301,770	235,910	65,860	75,522
	1,489,134	1,110,318	398,194	398,194
Assets not in use:
Exploration and processing equipment	182,342	-	182,342	182,342
	$ 1,671,476	$ 1,110,318	$ 561,158	$ 580,536

Amortization of exploration and processing equipment not in use has not been recorded in the current or prior year. Assets not in use are being held for future use or resale. Management has reviewed these assets for impairment and has concluded, based on estimates of future cash flows from sale or use, that the net recoverable value of capital assets not in use exceeds their carrying value.

4.

MINERAL INTERESTS

A summary of changes in carrying values of the Company’s mineral interests by areas of interest is as follows

	June 30, 2004	Current expenditures	March 31, 2004
BRAZIL
Parima
Acquisition costs	$ 1	$ -	$ 1
Exploration costs	56,974		56,974
Impairment charges	(56,974)		(56,974)
Total – Brazil	1		1
			Continued

VANNESSA VENTURES LTD. Notes to the Consolidated Interim Financial Statements For the Three Months Ended June 30, 2004 Unaudited – Prepared by Management (In Canadian Dollars)

4.

MINERAL INTERESTS (Continued)

	June 30, 2004	Current expenditures	March 31, 2004
COSTA RICA
Crucitas Gold Project
Acquisition costs	2,544,421	144,849	2,399,572
Exploration costs	3,679,446	217,774	3,461,672
Impairment charges	(1,847,462)	(217,593)	(1,629,869)
Total – Costa Rica	4,376,405	145,030	4,231,375
GUYANA
Maple Creek Concessions
Exploration costs (net of recoveries)	3,584,802	297,280	3,287,522
Impairment charges	(2,637,338)	(395,264)	(2,242,074)
Dedicated capital assets (Note 4 (c) (i))	2,267,540	(82,647)	2,350,187
Diamond inventory from bulk sampling	9,120	-	9,120
	3,224,124	(180,631)	3,404,755
Less: contributed by joint venturer	(2,999,304)	-	(2,999,304)
	224,820	(180,631)	405,451
Potaro Concessions
Acquisition costs	54,378	-	54,378
Exploration costs (net of recoveries)	3,237,443		3,237,443
Diamond inventories from bulk sampling	41,170	-	41,170
Impairment charges	(3,232,991)		(3,232,991)
	100,000	-	100,000
Marudi Mountain Gold Project
Acquisition costs	144,000		144,000
Exploration costs	937,301	97,984	839,317

	1,081,301	97,984	983,317
South Guyana – Paint Mountain
Acquisition costs	218,557	-	218,557
Exploration costs	448,246	13,000	448,246
Impairment charges	(576,042)	(13,000)	(576,042)
	90,761	-	90,761
Total – Guyana	1,496,882	(82,647)	1,579,529
VENEZUELA
La Fe / Yuruan / Kilometre 88
Acquisition costs	902,251		902,251
Exploration costs	2,234,185	22,672	2,211,512
Impairment charges	(3,136,435)	(22,672)	(3,113,762)
	1	-	1
Las Cristinas
Acquisition costs	122,635	-	122,635
Carrying costs	4,138.275	220,800	3,917,475
Impairment charges	(4,250,755)	(220,800)	(4,029,955)
	10,155	-	10,155
Total - Venezuela	10,156		10,156
TOTAL – MINERAL INTERESTS	$ 5,883,444	$ 62,383	$ 5,821,061

VANNESSA VENTURES LTD. Notes to the Consolidated Interim Financial Statements For the Three Months Ended June 30, 2004 Unaudited – Prepared by Management (In Canadian Dollars)

4.

MINERAL INTERESTS (Continued)

(a)

Brazil

Parima

In October 1996, the Company entered into an agreement for the acquisition of up to an 85% interest in 15 concessions located in the Sierra Parima region of the State of Roraima, Brazil.

The Brazilian government lifted certain mining restrictions and state government institutions are continuing the process of changing their laws to accommodate mining activity.  The Company, together with the vendor, will endeavour to secure necessary mining and development permits.  Once permits are secured, the Company will enter into a formal agreement with the Vendor to earn up to an 85% interest in 15 concessions located in the Sierra Parima region of the State of Roraima.

Due to continuing uncertainties over the process of changing laws to accommodate future mining in the region, management is recording impairment charges sufficient to reduce the carrying value of its interest to a nominal amount.

As at June 30, 2004, the region remains closed to mining.  The Company intends to pursue the interests in the region and monitor the legal process.

(b)

Costa Rica

(i)

Crucitas Gold Project

In May 2000, the Company signed an agreement to acquire a 100% interest in 10 mining concessions known as the Crucitas Gold Project located in northern Costa Rica.

Consideration for the acquisition was as follows:

A cash payment of $25,000	$ 25,000
Issuance of 250,000 common shares of the Company at a price of $1.15 per share	287,500
Payment of certain trade payables of the vendor not exceeding $500,000 U.S.	619,976
Assumption of the vendor’s requirement to pay staged acquisition payments totaling $1,000,000 U.S. payable in five annual installments of $200,000 U.S. with interest on the outstanding amount calculated at 6% semi-annually. (Paid to date $900,000 U.S.)	1,352,450
Interest paid to date	141,537
Payment of a finder's fee of 80,000 common shares of the Company at a price of $1.15 per share	92,000
Legal and other fees relating to the acquisition	23,626
Payment of a net smelter royalty of 1% on all production from start-up to a maximum of $20-million U.S. and $3-million U.S. to the vendors	-
$ 2,399,572

VANNESSA VENTURES LTD. Notes to the Consolidated Interim Financial Statements For the Three Months Ended June 30, 2004 Unaudited – Prepared by Management (In Canadian Dollars)

4.

MINERAL INTERESTS (Continued)

(b)

Costa Rica (Continued)

(i)

Crucitas Gold Project (Continued)

The Company has explored the property to a stage where full production is intended and is awaiting receipt of an environmental permit.  On June 7, 2002, the Government of Costa Rica announced a proposed decree for a national moratorium on open pit mining. The decree was enacted and states that any rights legally acquired prior to the proposed decree will be respected.  The Company holds exploitation rights with approvals prior to the decree.  In October 2002, the Supreme Court of Costa Rica confirmed Vannessa’s Crucitas project is exempt from the legislation prohibiting open pit mining.

At June 30, 2004, the Technical Review Committee of the Ministry of Environment had not approved the Environmental Assessment Study for the project.  The Ministry of Environment which is ultimately responsible for approval of the license, had not made a decision, and has the Company’s application under consideration.  In the prior year, the Ministry of Environment overruled and reinstated the application process.

The receipt of the Environmental Permit is not assured.  Should the permit not be received the reported carrying value may not reflect actual value.

The Company has notified the Canadian Government and Costa Rican Government it will maintain the Arbitration Process under the Financial Investment Protection Agreement (FIPA) signed between the two countries.

After reviewing the Company’s interest in the project, management is continuing to recorded an impairment charge for current expenditures incurred during the year even though there has been an advancement of the approval process.

(c)

Guyana

(i)

Potaro District

Maple Creek Concessions

Dedicated capital assets in the Maple Creek concessions consist of the following amounts:

	June 30, 2004			March 31, 2004
	Cost	Amortization	Net	Net
Exploration, machinery and equipment	$ 1,848,193	$ 498,988	$ 1,349,205	$ 1,393,534
Processing plant	1,061,194	204,280	856,914	902,015
Vehicles	121,546	60,125	61,421	54,638
	$ 3,030,933	$ 763,393	$ 2,267,540	$ 2,350,187

The Company entered into a joint venture agreement in February, 2000 (amended March, 2000) to develop and mine two of the Company’s properties located in the Potaro Mining District #2 through a newly formed operating company, Vanarde Mining Inc. (“Vanarde”).  The Company agreed to assign 100% of the mining rights of the two properties to Vanarde in return for 60% of the outstanding shares of Vanarde.

VANNESSA VENTURES LTD. Notes to the Consolidated Interim Financial Statements For the Three Months Ended June 30, 2004 Unaudited – Prepared by Management (In Canadian Dollars)

4.

MINERAL INTERESTS (Continued)

(c)

Guyana (Continued)

Maple Creek Concessions (Continued)

Pursuant to this agreement, advances totaling $2,999,304 have been received from the joint venture participant, net of finders’ fees.  This advance was designated to acquire specific capital assets and to undertake exploration programs.  Accordingly, for accounting purposes, capital assets acquired for the joint venture exploration programs have been allocated to the exploration costs for the concessions and advances have been recorded as a recovery of exploration expenditures.

No gain has been recognized by the Company on effective transfer to its joint venture participant of 40% of the mining rights as the Company can only recover its investment through future mining profits or proceeds from disposition.

The Maple Creek concessions are alluvial diamond concessions which are contiguous to the Potaro concessions.  In the prior year, the Company initiated a program under the joint venture to do bulk sampling and determine a mining plan.  Based on results from this program, management determined some areas tested were not economic.  Accordingly, the Company is recording an impairment charge relating to current expenditures equal to costs incurred during the year.  In the current fiscal year, management evaluated the current program and determined  the remaining carrying value of the concessions had not been impaired.

Upon commencement of commercial production the accumulated acquisition and exploration costs will be amortized based on production and profit distribution.

Potaro Concessions

The Company entered into several agreements in prior years to acquire a 100% interest, subject to royalties, in mineral permits and concessions located in the Potaro Mining District #2.

Consideration for the acquisition of these permits and concessions was as follows:

40 permits and concessions for $29,000 U.S.	$ 42,828
Finder’s fee of 15,000 common shares at a price of $0.77 per share	11,550
$ 54,378

In the prior year and current quarter ended June 30, 2004, after a review of plans and operations in this area, management recorded  impairment charges to reduce the carrying value to estimated recoverable value.

VANNESSA VENTURES LTD. Notes to the Consolidated Interim Financial Statements For the Three Months Ended June 30, 2004 Unaudited – Prepared by Management (In Canadian Dollars)

4.

MINERAL INTERESTS (Continued)

(c)

Guyana (Continued)

(ii)

Marudi Mountain

In December 1998, the Company signed a letter agreement to acquire 100% of the exploration license to the Marudi Mountain Gold Project in southern Guyana.  This letter agreement has been replaced by a purchase and royalty agreement with the vendor in July 2003.

Consideration for the acquisition was as follows:

350,000 common shares issued at a price of $0.40 per share	$ 140,000
A finder’s fee of 10,000 shares at a price of $0.40 per share	4,000
$ 144,000

In addition, the Company is committed to keeping the interest in good standing, assumption of the net profit participation obligation when the interest goes into production, and the payment of $10.00 U.S. per ounce of gold production.

In March 2002, the Company entered into a joint venture agreement to develop and mine the Marudi Mountain saprolite mineral interest through a proposed new company (“Newco”) to be registered.

The agreement was cancelled during the year ended March 31, 2004 by mutual consent and the initial payment previously received in the amount of $114,480 was refunded.

(iii)

South Guyana – Paint Mountain

In July 2003, the Company, through a wholly owned subsidiary, Vannessa (Guyana) Inc., was granted by the Government of Guyana the exclusive right to occupy and conduct geological and geophysical surveys for all minerals in an area in southern Guyana. As a result of the survey, the Company applied for and was granted one prospecting license known as Paint Mountain.

(d)

Venezuela

(i)

La Fe / Yuruan / Kilometre 88

The Company has grouped these three concessions into a single economic interest.

Consideration for the acquisition of these concessions was as follows:

Shares issued	$ 247,500
Cash paid and other costs	654,751
$ 902,251

Various agreements signed between 1994 and 1999 gave the Company certain mining rights and ownership of certain concessions within these three regions which are contiguous to the Company’s Las Cristinas interests. At the year end, management decided to divest itself of these concessions and has recorded impairment charges to reduce the carrying value of the investment in these concessions to a nominal amount. This process is currently ongoing.

VANNESSA VENTURES LTD. Notes to the Consolidated Interim Financial Statements For the Three Months Ended June 30, 2004 Unaudited – Prepared by Management (In Canadian Dollars)

4.

MINERAL INTERESTS (Continued)

(d)

Venezuela (Continued)

(ii)

Las Cristinas

Acquisition

By agreements dated July 13, 2001, as amended, the Company acquired through a newly incorporated subsidiary, Vannessa Holdings Corp. (Barbados), all of the issued and outstanding shares of Vannessa de Venezuela C.A. (“VV”) (formerly Placer Dome de Venezuela C.A.), a Venezuelan holding company owned by Placer Dome Inc.  VV owns 95% of the shares of Minera Las Cristinas C.A. (“Minca”).

The remaining 5% of Minca shares are owned by Corporacion Venezolana de Guayana (“CVG”), a state-owned holding company responsible for certain mining concessions in Bolivar State, Venezuela.  CVG holds rights to increase its interest in Minca by an additional 25%.

Under the agreement, Vannessa (Barbados) has granted Placer Dome a participation in future revenues derived from sales of gold and copper ranging between 1% and 5% depending on the price of gold and equity percentage held by Vannessa.

The agreement also provides Placer Dome certain irrevocable option rights to repurchase the shares of VV in the event of acts of default, or lack of financial capacity.  Vannessa has granted a security mortgage to Placer Dome over the shares of VV in support of the participation and repurchase rights.

The agreement further provides Placer Dome with rights of first refusal and a share purchase option allowing Placer Dome to repurchase the shares of VV by paying Vannessa the greater of fair market value of post-acquisition, tangible capital property subject to independent determination and the book value of all post-acquisition costs incurred by Vannessa directly or indirectly, plus 10%.

Consideration under the agreement for the purchase of VV was $50 U.S. including certain back in rights to Placer Dome (see above) as well as an additional $50 U.S. for the purchase of certain debt obligations between Minca and Placer Dome.

At the time of acquisition, Minca held certain rights to mineral concessions known as Las Cristinas 4, 5, 6 and 7 in the Kilometre 88 area in the State of Bolivar.

Since 1992, Placer Dome Inc., through its subsidiaries had funded Minca to conduct extensive exploration and development programs at a cost of approximately of $170-million U.S. to identify gold reserves of 11.5-million ounces, develop mining feasibility studies and development programs for the concessions.

Vannessa continues to fund ongoing expenditures relating to its interest in Las Cristinas which are detailed in Note 4(d) (iii).

VANNESSA VENTURES LTD. Notes to the Consolidated Interim Financial Statements For the Three Months Ended June 30, 2004 Unaudited – Prepared by Management (In Canadian Dollars)

4.

MINERAL INTERESTS (Continued)

(d)

Venezuela (Continued)

(ii)

Las Cristinas (Continued)

Title dispute and legal proceedings

Since August 2001, the Venezuelan government and CVG board members have refused to recognize Vannessa’s status in Minca and have not attended meetings or acted on corporate matters.

In November 2001, the Venezuelan government and  CVG cancelled the mining rights held by Minca and took possession of the properties. On April 29, 2002, President Chavez issued a Presidential Decree reserving Las Cristinas for direct exploitation by the Government of Venezuela.  A number of legal applications, proceedings and jurisdictional disputes have arisen between Vannessa, CVG and government authorities over the concessions.

International Arbitration

On July 9, 2004 Vannessa commenced a process of international arbitration with the International Centre for Settlement of Investment Disputes (“ICSID”) in Washington, D.C.  Accordingly, the proceedings relating directly to the dispute between the Venezuelan government, CVG and Vannessa have been waived.

Vannessa and its Venezuelan subsidiaries is claiming:

-

CVG and other government authorities had no basis contractually or in law to cancel Minca’s rights to the concessions without an independent arbitration process.

-

Certain decrees, court applications and government decisions to extinguish Minca’s rights, or grant possible rights to another company are either inappropriate, contrary to agreements and rights granted to Minca, or without legal status.

-

It has, or should have continuing rights to all concessions or be compensated for all expenditures incurred to date.

Substantial uncertainty exists as to the ultimate resolution of Minca’s rights and title issues.  There is also uncertainty as to the scope of future legal and administrative costs required to continue legal proceedings.

The current political and economic climate in Venezuela may further impact resolution of these issues.

VANNESSA VENTURES LTD. Notes to the Consolidated Interim Financial Statements For the Three Months Ended June 30, 2004 Unaudited – Prepared by Management (In Canadian Dollars)

4.

MINERAL INTERESTS (Continued)

(d)

Venezuela (Continued)

(iii)

Carrying costs

During the period, carrying costs relating to Minca’s mineral interests comprised the following:

	June 30, 2004	June 30, 2003

Administrative salaries	$ 60,978	58,875
Community relations	23,411	24,838
General administration	28,004	26,418
Legal costs	85,146	166,052
Rent, utilities and taxes	9,367	11,219
Travel	15,894	10,770
	$ 222,800	$298,173

Due to the Company’s ongoing disputes outlined above, management is continuing to record impairment charges equal to the carrying costs incurred for its Las Cristinas interest.

5.

SHARE CAPITAL

	June 30, 2004		March 31, 2004
	Number of Shares	Value	Number of Shares	Value
Authorized
250,000,000 common shares without par value
Issued
Balance, beginning of year	75,051,353	$ 41,053,245	54,501,353	$ 32,749,745
Private placement			4,300,000	1,505,000
Options exercised (a)	170,000	47,600	200,000	56,000
Private placement			13,500,000	5,400,000
Private placement			2,500,000	1,350,000
Mineral properties			50,000	20,000
Finder’s fee (cash)			-	(27,500)
Balance, end of year	75,221,353	$ 41,100,845	75,051,353	$ 41,053,245

VANNESSA VENTURES LTD. Notes to the Consolidated Interim Financial Statements For the Three Months Ended June 30, 2004 Unaudited – Prepared by Management (In Canadian Dollars)

5.

SHARE CAPITAL (Continued)

During the quarter ended June 30, 2004, transactions relating to share capital were as follows:

(a)

Stock options totaling 170,000 at $ 0.28 (2003 – 200,000 at $ 0.28) were exercised.

During the period, the Company entered into transactions relating to stock options as follows:

	Options	Weighted Average Exercise Price	Weighted Average Remaining Life
Balance – March 31, 2002	2,117,500	$0.96	3.82
Granted	1,720,000	$0.94
Exercised	(757,5000)	$(0.96)
Expired	(1,055,000)	$(0.95)
Balance – March 31, 2003	2,025,000	$0.94	4.07
Granted	1,875,000	$0.28
Exercised	(200,000)	$0.28
Expired	(200,000)	$(0.85)
Balance – March 31, 2004	3,500,000	$0.64	3.57
Exercised	(170,000)	$0.28
Expired	(150,000)	$(0.98)
Balance – June 30, 2004	3,180,000	$0.66	3.45

VANNESSA VENTURES LTD. Notes to the Consolidated Interim Financial Statements For the Three Months Ended June 30, 2004 Unaudited – Prepared by Management (In Canadian Dollars)

5.

SHARE CAPITAL (Continued)

As at June 30, 2004, the Company had share purchase options outstanding to directors and employees as follows:

Outstanding	Exercise price	Expiry date
110,000	$0.96 per share	May 17, 2005
165,000	$0.95 per share	July 4, 2006
1,430,000	$0.95 per share	July 4, 2007
1,300,000	$0.28 per share	August 25, 2008
175,000	$0.64 per share	March 11, 2009
3,180,000

As at  June 30, 2004, the Company’s position relating to share purchase warrants is as follows:

	Warrants Outstanding	Exercise Price	Expiry Date	Weighted Average Remaining Life
Balance – March 31, 2002	780,000	$1.15	Feb. 18/05	0.03
	2,000,000	0.55	Dec. 17/04	0.06
	2,000,000	0.89	Aug. 28/04	0.03
	300,000	2.00	May 22/04	0.00
	1,700,000	1.06	Aug. 26/04	0.03
Balance – March 31, 2003	6,780,000
	4,300,000	0.40	May 9/05	0.20
	10,125,000	0.45	Oct. 15/05	0.66
	2,500,000	0.66	Feb. 17/06	0.20
Balance – June 30 and March 31, 2004	23,705,000			1.21

Regulatory approval was obtained for the extension of the expiry date relating to 780,000 warrants due to expire on February 18, 2004.  The new expiry date of these warrants is February 18, 2005.  The exercise price is $1.15.

As at June 30, 2004, there were no escrow shares outstanding or voluntary pooling arrangements.

VANNESSA VENTURES LTD. Notes to the Consolidated Interim Financial Statements For the Three Months Ended June 30, 2004 Unaudited – Prepared by Management (In Canadian Dollars)

6.

RELATED PARTY TRANSACTIONS

As at June 30, 2004, accounts payable includes an amount due of $nil (March 31, 2004 - $8,300) to a company controlled by a Director.

During the quarter, the Company incurred expenditures for management fees, consulting, administrative services and certain fixed expenses from companies controlled by two Directors.  The expenditures were allocated as follows:

	June 30, 2004	June 30, 2003
Management fees and other fixed expenses	$ 15,000	$ 28,260
Fees and services allocated to mineral interests	25,503	54,518
	$ 40,503	$ 82,778

Related party transactions during the first quarter totaled $ 40,503 versus $ 82,778 in 2003. The amounts include a consulting fee of $ 5,000 per month paid to one Director and a consulting agreement with another Director at $US 6,200 per month which will remain in effect from year to year until such time as it is terminated by either party.

Related party transactions have been recorded at their exchange amount.

7.

CONTRIBUTED SURPLUS

In the prior year, the Company granted 1,875,000  stock options to directors and employees.  Using the Black-Scholes fair value based option pricing method, stock options granted have been valued at $0.28153 per option for a total value of $527,869  of which $454,671  was charged to operations and $73,197  was allocated to mineral interests.

Assumptions used in this model were as follows:

	June 30, 2004	March 31, 2004
Risk free interest rate	3.89%	3.89%
Dividend yield	0	0
Volatility factor	91%	91%
Expected option life	5 years	5 years
Allocation of stock-based compensation cost was as follows:
Balance, beginning of year	$ 866,192	$ 866,192
Charged to operations	454,671	454,671
Charged to mineral interests	73,197	73,197
Balance, June 30 and March 31, 2004	$ 1,394,060	$ 1,394,060

VANNESSA VENTURES LTD. Notes to the Consolidated Interim Financial Statements For the Three Months Ended June 30, 2004 Unaudited – Prepared by Management (In Canadian Dollars)

8.

SUBSEQUENT EVENTS

On July 9, 2004 the Company commenced a process of international arbitration with the International Centre for Settlement of Investment Disputes in Washington, D.C. relating to its Las Cristinas interests.(Note 4(d)(ii)).

9.

SEGMENTED INFORMATION

	June 30, 2004	March 31, 2004

Identifiable assets by geographical location are as follows

Canada	$ 3,195,650	$ 4,700,703
Brazil	8,944	8,944
Costa Rica	4,631,207	4,458,220
Guyana	1,792,476	1,754,909
Venezuela	246,303	170,591
	$ 9,874,580	$ 11,093,367

10.

POTENTIAL FUTURE INCOME TAX ASSETS

The significant components of the Company’s Canadian tax-effected future income tax assets and liabilities are made up as follows:

	June 30, 2004	March 31, 2004
Future income tax assets:
Non-capital losses carried forward	$ 3,018,758	$ 2,472,800
Property plant and equipment	574,291	411,552
Mineral property interests	2,281,016	2,281,016

	5,874,065	5,165,368
Future income tax liabilities	-	-
	5,874,065	5,165,368
Valuation allowance	(5,874,065)	(5,165,368)
	$ -	$ -

Potential future income tax balances are recorded at known or estimates of substantially enacted tax rates applicable in jurisdictions to which tax bases, adjustments and balances apply.

At March 31, 2004 the Company has non-capital losses remaining to be carried forward of approximately $7,944,000 (2003 - $6,340,000) which may be available to offset future income for income tax purposes.  These losses expire over the next seven years.  The Company’s foreign exploration and development expenses approximating $2,323,000 (March 31, 2003 - $2,323,000) which can be carried forward indefinitely, may be available to offset future foreign resource profit.  In addition, the Company has capital losses of approximately $9,124,000 (March 31, 2004 - $9,124,000) which can be carried forward indefinitely and may be available to offset future capital gains.  Due to the uncertainty of realization of these carry-forwards, a full valuation allowance has been provided in the financial statements against future tax assets.

VANNESSA VENTURES LTD. Notes to the Consolidated Interim Financial Statements For the Three Months Ended June 30, 2004 Unaudited – Prepared by Management (In Canadian Dollars)

11.

COMMITMENTS

Office premises

The Company entered into a lease agreement for its office premise in Vancouver, Canada requiring total annual minimum lease payments of $74,500.  The lease expires on July 31, 2004 and will not be renewed.  Effective March 1, 2004, the Company moved its head office to Calgary, Alberta and entered into a lease agreement for office premises in its new location for a period of three years at a cost of $40,620 per annum.

The Company entered into a lease agreement expiring March 31, 2004 for its premises in Guyana requiring lease payments of $16,000 U.S. per year.  The lease was renewed, effective April 1, 2004, for another one year term at a cost of $19,200 U.S. per year.

Mineral interests – see Note 4.

12.

COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with current presentation.

13.

CONTINGENCY

Matters detailed in Note 4(d)(ii) relating to the Company’s holdings in Mineras de Las Cristinas S.A. (Minca) create uncertainty as to the ultimate assets and liabilities that may be realized through Minca’s interests in the Las Cristinas concessions.

Management is not able to assess at this time the outcome of the legal proceedings and international arbitration in process or further quantify what, if any, additional financial impact may result from final resolution of the disputes.